


05006567

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 17 2005
WASH. D.C.
179

Date	March 9, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed a press release dated March 9, 2005:

VNU DELIVERS ON TOP END OF 2004 EARNINGS GUIDANCE

With kind regards,
VNU bv

Rob de Meel
Senior Vice President

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands





Press release

ADR file number 82-2876

Date March 9, 2005

VNU DELIVERS ON TOP END OF 2004 EARNINGS GUIDANCE

- **9% Underlying* cash earnings per share (CEPS) growth on a constant currency basis****
- **On a reported basis CEPS increased 18% and net earnings per share increased 24%**
- **High organic top-line growth in MI (+7%) and MMI (+8%); continuation of margin improvement in MMI from 21% to 23%**
- **Continued top (organic +8%) and bottom-line growth for trade shows; early signs of recovery in trade journals advertising in some industry segments and recruitment advertising**
- **Dramatic improvement in credit statistics due to successful divestiture of Directories group**

Amounts x EUR 1 million	2004	2003	change %	
			reported	at constant currencies */**
Cash earnings – earnings before goodwill amortization and impairment charges	454	382	+ 19	+ 10
Cash earnings per share – earnings per share before goodwill amortization and impairment charges *(x EUR 1)*	1.78	1.51	+ 18	+ 9
Total revenues	3,781	3,882	-/- 3	+ 2
Operating income before goodwill amortization and impairment charges	688	643	+ 7	+ 3
Net earnings	163	130	+ 25	-/- 4
Net earnings per share *(x EUR 1)*	0.62	0.50	+ 24	-/- 5
Operating income of continuing operations as a percentage of total revenues	15.6	14.1	+ 150	+ 90
			basispoints	

* *Excluding in 2003 reorganization charges and book loss Claritas Europe*

** *2004 actuals recalculated against 2003 currency exchange rates*

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12



Press release

VNU, a global information and media company with leading market positions and recognized brands, today reported its full year financial statements for 2004.

Executive summary

Rob van den Bergh, Chairman and CEO of VNU commented: *"VNU delivered solid growth in 2004, as we accelerated our strategic transformation into a faster-growing business-to-business information company.*

With the business picking up momentum in the second half, our underlying cash earnings per share rose 9% in constant currencies; reported cash earnings per share rose 18%. Our progress was fueled primarily by robust growth in our marketing and media information segments, reflecting continuing strong demand from clients.

Our Marketing Information (MI) group delivered 7% organic revenue growth, driven in part by key client wins that sustained its strong market-share leadership. ACNielsen, the cornerstone of this group, produced excellent organic growth overall, although results were disappointing in Europe, where the complex transition to a new data factory is taking longer than expected. Our competitive performance in Europe remains strong, and clients are responding positively to the factory's capabilities, however, because of pressure on our client base in the consumer packaged goods (CPG) industry, the business climate in Europe became challenging.
Our Advisory Services businesses performed well, especially BASES, which had a strong year thanks to expanded international sales of its new-product forecasting services.

The Media Measurement & Information (MMI) group delivered its fourth consecutive year of record results, with organic revenues growing 8%. In the US, Nielsen Media Research grew its organic revenues 12% as it continued to expand its National People Meter service and introduce Local People Meter (LPM) coverage in the nation's largest markets. Despite some controversy, virtually all Nielsen clients are supporting the LPM because it will deliver more detailed, accurate and timely audience estimates.

NetRatings, the Internet audience measurement business that is 60% owned by VNU, continued to deliver strong revenue growth and reduce its losses, while expanding its research panels in major countries, including the US, Germany, France and the UK.

Our Business Information (BI) group generated good results from trade shows in the US and Europe and is aggressively expanding this business into new industries and geographies. Trade shows now account for 83% of the group's operating income and



Press release

32% of its revenues. In publishing, the advertising marketplace remains weak overall, especially the IT sector in Europe, but some segments are performing well. BI's entertainment publications, particularly The Hollywood Reporter, produced good results in 2004, and Europe's Intermediair benefited from a recovery in the recruitment sector. To bolster our position in this area, in October we acquired NationaleVacaturebank.nl, the leading online recruitment company in the Netherlands.

Late in the year, we concluded the sale of World Directories, a slower-growing business that made a valuable contribution to the success of VNU and to our transformation. The divestiture, which resulted in gross proceeds of EUR 2,075 million and a book loss currently estimated at EUR 15 million, focuses our portfolio more sharply on B2B information services and provides more flexibility to invest in future growth. We used approximately EUR 150 million of the proceeds by the end of 2004 to lower our debt, and we have used another EUR 1,170 million to retire additional debt in early 2005. We expect to use the remainder for targeted acquisitions in market research and trade shows.

With client demand for our information and services rising, I am confident that VNU has strong long-term growth prospects. We continue to expand our coverage of consumers and market conditions, introduce our existing services in fast-growing developing markets, create new services and capabilities, and develop advanced, higher-value solutions for our clients by combining information and resources from across VNU. At the same time, we continue to improve operational efficiency, to enhance our margins and free up resources to reinvest in our businesses. Our objective is to strike the right balance between short-term gains in our performance and long-term investments in future growth."

Outlook for 2005

Because of our strong market positions, our possibilities to leverage our valuable assets and resources, we are confident about 2005 and beyond. However, as always we deem it too early in the year to give earnings guidance for 2005.

While it is certainly the case that we have powerful geographic market positions, pricing pressures by many of our CPG clients will make it challenging to reach the top-line growth target for the MI group of between 5 – 7%. Organic top-line growth in our MMI group is expected to be around the same level as in 2004 (approximately 8%). For the Business Information group we expect a continuing healthy revenue growth in exhibitions and a strengthening of the advertising market for the trade magazines.



Press release

FINANCIAL RESULTS

Revenues and Results
In 2004, VNU's total revenues amounted to EUR 3,781 million, a decrease of 3% compared with total revenues of EUR 3,882 million in 2003. On an organic basis, i.e., excluding currency effects, acquisitions and divestitures – but including for both years January through November revenues at the Directories group –, total revenues increased 5%. Marketing Information (MI) and Media Measurement & Information (MMI) drove organic revenue growth and revenues at Business Information (BI) increased modestly; Directories revenues decreased slightly.

Organic revenue growth excluding Directories was 6% in 2004.

VNU's operating income totaled EUR 688 million in 2004, 7% more than operating income of EUR 643 million in 2003. On an organic basis, however, underlying (see definition on page 1) operating income grew 5%, due mainly to an excellent performance at MMI and an encouraging recovery at BI.
On the same basis (but excluding Directories) organic growth in operating income in 2004 was 9%.

Net earnings rose to EUR 163 million in 2004 from EUR 130 million in 2003, an increase of 25%. Underlying growth on a constant currency basis was -/- 4%.
This decrease was mainly due to higher goodwill amortization and impairment charges compensated by lower interest expenses and lower income taxes in 2004.

As announced on December 15, 2004, in connection with the annual impairment tests on publishing rights and goodwill, an impairment charge of EUR 42 million has been recorded, principally due to the decline in advertising revenues from trade magazines in the Business Information group. This additional amortization does not affect VNU's cash earnings or cash earnings per share.

Cash Earnings
VNU deems cash earnings (earnings before goodwill amortization and impairment charges) the best indicator to reflect the result of the company's normal continuing operations and its capacity to generate cash. VNU focuses on this cash earnings figure and not on items that are not directly related to our operations. There will be a refocus on other key performance indicators under IFRS, which accounting standards will bring new non-cash and uncontrollable items in the statement of earnings.



Press release

In 2004, cash earnings totaled EUR 454 million, an increase of 19% compared to cash earnings of EUR 382 million in 2003. The underlying increase – excluding the book loss on the sale of Claritas Europe and reorganization charges both in 2003 – in cash earnings at constant currencies was 10%.
Cash earnings per share increased to EUR 1.78 in 2004 from EUR 1.51.

The calculation of cash earnings (per share) is detailed as follows:

Amounts x EUR 1 million	**2004**	**2003**
Net earnings	162.8	130.0
Goodwill amortization and impairment charges in statement of earnings	287.5	255.2
Goodwill amortization included in net earnings of associates	9.8	2.1
Adjustment for goodwill amortization included in minority interests	-/- 6.5	-/- 5.7
Cash earnings	453.6	381.6
Dividend on preferred shares	-/- 5.7	-/- 5.7
Basis for calculation of cash earnings per share	447.9	375.9
Cash earnings per share (CEPS)	1.78	1.51
Underlying CEPS at constant currencies	1.92	1.76
Average number of common shares outstanding (x 1,000)	252,290	249,246

Dividends
At the General Meeting of Shareholders to be held on April 19, 2005, the Executive Board will propose maintaining the total annual dividend at EUR 0.55 per common share (the same level as in 2004), of which an interim dividend of EUR 0.12 per share was already paid in August 2004. Shareholders may elect to receive the final dividend of EUR 0.43 per share in common shares. The total number of shares necessary to obtain one new common share will be fixed on the basis of the average final market price during the last three days of the period in which shareholders can make their choice between cash or shares. The value of the final dividend in shares will approximate as closely as possible the value of the final cash dividend. The final dividend will be payable on May 4, 2005.



Press release

Performance by Business Group

The table below shows total revenues and operating income (excluding operating income of associates) of VNU's business groups in 2004 and 2003.

Amounts x EUR 1 million	**2004** Total revenues	**2004** Operating income	**2003** Total revenues	**2003** Operating income
Marketing Information	1,818	213	1,765	193
Media Measurement & Information	939	214	929	197
Business Information	610	98	636	95
Other	2	1	12	-/- 14
Total excluding divested operations	3,369	526	3,342	471
Divested operations	412	162	540	172
Total including divested operations	3,781	688	3,882	643

MARKETING INFORMATION

Amounts x EUR 1 million	2004	2003	% change	
			reported	organic
Total revenues	1,818	1,765	3	7
Operating income	213	193	10	-/- 5*

** Excluding reorganization charge in 2003 (EUR 33 million)*

Once again, VNU's Marketing Information (MI) group achieved good organic revenue growth, due to client wins as well as to a better reception of our products and services. Many of MI's investments in 2004 are expanding the quality and quantity of services offered, cementing a solid basis for MI's future growth.

Total revenues for MI in 2004 were EUR 1,818 million, an increase of 3% compared to revenues of EUR 1,765 million in 2003. On an organic basis, however, MI's revenues grew 7%. The difference is mainly due to the continuing depreciation of the US dollar against the euro during 2004.



Press release

Operating income for MI in 2004 was EUR 213 million, an increase of 10% compared to operating income of EUR 193 million in 2003. On an organic basis excluding 2003 reorganization charges of EUR 33 million, MI's operating income fell 5%.
In line with the guidance offered in early 2004, the operating margin for MI in 2004 amounted to 12% against 11% in 2003.

The increase in organic revenue did not translate into organic growth of MI's operating income, mainly because of costs related to key initiatives like the European data factory and the expansion of the Homescan panel in the US. Although the Advisory Services business and all other ACNielsen regions saw good organic growth of operating income in 2004, this was offset by a reduction of operating income at ACNielsen Europe. This region suffered from difficult economic conditions in Europe's consumer packaged goods (CPG) industry and from high costs associated with the complex transition to a new data factory. We are confident that a more carefully scheduled roll-out of the data factory allows the organization and its clients to fully realize the benefits of this initiative.
The other key initiatives like project Atlas, the efficiency operation aimed primarily at the US, and the expansion of the Homescan consumer panel, are well on course. ACNielsen has maintained or grown its market share in all regions, including Europe.

VNU remains confident that the MI group's margin will improve after 2005, when its current investments will begin to generate positive returns, further strengthening MI's position in the marketplace.

MEDIA MEASUREMENT & INFORMATION

Amounts x EUR 1 million	2004	2003	% change	
			reported	organic
Total revenues	939	929	1	8
Operating income	214	197	9	13

VNU's business group Media Measurement & Information (MMI) produced solid results in 2004, with strong organic growth of revenues and even stronger, double-digit organic growth of operating income. The excellent growth of operating income was driven by Nielsen Media Research (NMR) in the US, the group's largest business unit. NMR continued to expand its National People Meter service and introduced the Local People Meter (LPM) coverage in four more cities as part of a roll-out plan in the ten largest markets of the US. NetRatings, VNU's 60%-owned Internet measurement business, also improved its results significantly.



Press release

NMR International and Nielsen Entertainment saw their operating income decrease year-on-year. Recently, NMR International entered into a 50/50 joint venture with AGB (part of the WPP group) covering television audience measurement in more than 40 countries outside North America.

Overall, MMI's revenues increased 1% to EUR 939 million in 2004 from EUR 929 million in 2003. Organic year-on-year growth of revenues was 8%.

Operating income increased 9% to EUR 214 million in 2004 against EUR 197 million in 2003. Organic year-on-year growth of operating income was 13%. As a result of the excellent growth of operating income, MMI's operating margin rose to 23% in 2004 from 21% in 2003.

BUSINESS INFORMATION

Amounts x EUR 1 million	2004	2003	% change	
			reported	organic
Total revenues	610	636	-/- 4	2
Operating income	98	95	3	14

VNU's Business Information (BI) group, formed by VNU Business Media (USA) and VNU Business Media Europe, managed to perform well in a difficult market. Revenues increased slightly on an organic basis, while double-digit organic growth of operating income was driven by excellent results at VNU Expositions in the USA and by clear improvements at Business Publications in the Netherlands. VNU Business Publications USA continued to suffer from sluggish advertising markets.
On a reported basis, total revenues decreased 4% to EUR 610 million in 2004 from EUR 636 million in 2003, mainly due to the continuing depreciation of the US dollar against the euro during 2004. On an organic basis, however, total revenues rose 2%. Organic revenue growth of VNU's expositions in the US and Europe was 8%; advertising revenues in Europe increased 3% and decreased 5% in the US both on an organic basis.
Reported operating income increased by 3% to EUR 98 million in 2004 from EUR 95 million in 2003. On an organic basis, operating income grew 14%. BI's operating margin increased 120 basispoints to 16%.



Press release

DIVESTED OPERATIONS

Amounts x EUR 1 million	2004	2003	% change	
			reported	organic
Total revenues	412	540	-/- 24	-/- 2
Operating income	162	172	-/- 6	-/- 6

Under this heading in 2004 eleven months results of the Directories group as well as the book loss (EUR 15 million) on the divestiture of this activity has been included. In 2003, besides the results of Directories, also the results of Claritas Europe and the book loss (EUR 32 million) on the divestiture of that operation has been taken into account. Comparison between reported 2004 and 2003 figures of Divested Operations is therefore not relevant. The organic change percentages however reflect the underlying trends in the Directories operations until the end of November 2004 (date of divestiture). The modest declines in total revenues and operating income were caused by the difficult advertising markets in the Netherlands and Portugal and the substantial launching costs of the White Pages in the Netherlands.
In the Explanatory Memorandum for Shareholders of October 27, 2004, on the basis of then available information, VNU estimated a book gain of EUR 6 million on the divestiture of the Directories activity. As is usual in these transactions we are still in discussion with the buyers on the final settlement of the transaction. Currently we have recognized a book loss of EUR 15 million, based on information available to date.

OTHER
Under this heading VNU takes the corporate overhead into account. In 2004 this item also includes the release of a real estate provision (EUR 14 million) as also mentioned in the 2004 half yearly report.

Acquisitions and Divestitures
During 2004, the most important event was the divestiture of our business group Directories for a gross consideration of EUR 2,075 million. After deductions for net indebtedness, working capital and transaction costs, VNU received EUR 1,994 million in net cash proceeds. Other small divestitures included the sale of Marketing Resources Plus by MMI (Media Solutions) and the sale of our 50%-stake in India Pharma by the MI group. Total proceeds from divestitures in 2004 amounted to EUR 2,049 million, which includes EUR 40 million received from our 2003 divestiture of Claritas Europe.
Acquisitions in 2004 included the acquisition of a 51%-stake in Music Control by our BDS Germany unit. MI acquired the 50% of AMER Research ltd it did not already own.



Press release

Business Information Europe acquired the NationaleVacaturebank.nl, an on-line recruitment service in the Netherlands.
Including the acquisition of 58% of Red Sheriff by NetRatings in December 2003 and accounted for by MMI in January 2004, total acquisitions by VNU in 2004 added up to EUR 83 million.

Capital Expenditures and Depreciation
Investments in property, plant, equipment and software totaled EUR 199 million in 2004, which is a 5% decrease from the EUR 209 million of capital expenditures in 2003. Together, our business groups Marketing Information and Media Measurement & Information accounted for 90% of total capital expenditures in 2004. This investment is vital in our quest to remain highly competitive and to achieve top-line and bottom-line growth. We must prepare for the future by upgrading our technological infrastructure in measurement and analysis, by increasing the quantity and quality of our product offerings, and by improving our client service.

Depreciation in 2004 totaled EUR 145 million, a 5% decrease compared to EUR 153 million in 2003.
The declines in both capital expenditure and depreciation are mainly due to the decline in the US dollar versus the euro.

IFRS
All publicly listed European companies will have to report in accordance with the International Financial Reporting Standards (IFRS) for their financial years starting on or after January 1, 2005.

In 2004, VNU has continued its study into the differences between IFRS and current Dutch accounting principles (Dutch GAAP) and into the consequences of this change for our processes and procedures and we have made good progress in the preparations for the transition to IFRS. In August 2004, we communicated a first, provisional analysis of the impact from IFRS on VNU's financials through our corporate website. We have not finalized the analysis, but current results indicate that, under IFRS, VNU will have to modify its accounting principles for business combinations, intangible fixed assets, option plans, financial instruments, pensions and other employment benefits and impairment. We are currently finalizing our work regarding the impact of IFRS on all items of our financial reporting and expect to give information on half year and full year 2004 financials based on IFRS no later than the beginning of August 2005.



Press release

IFRS will introduce some new, non-cash and uncontrollable items into the statement of earnings, which make certain key figures difficult to forecast.

Finances

On October 28, 2004, VNU signed a EUR 1,000 million stand-by credit facility. This facility replaced two stand-by credit facilities of EUR 500 million and EUR 240 million, respectively.

VNU's financial position improved very significantly in 2004. At year-end, cash and cash equivalents totaled EUR 2,166 million and net debt was EUR 641 million, down from EUR 2,958 million at year-end 2003. This reduction of net debt was mainly due to the sale of the Directories group in the fourth quarter and for the remainder to net cash flows and the depreciation of the US dollar against the euro.

VNU has indicated that at least half of the net proceeds of EUR 2 billion of the sale of World Directories would be used for debt reduction. At the end of January 2005, a debt buy-back program (announced on January 10, 2005) has been finalized, which reduces the peaks in 2006 and 2008 of the redemption schedule by a total of EUR 1.1 billion. This improves the debt maturity profile, whilst redemption will be more evenly spread over time. The impact of lower market interest rates combined with the impact of derivatives related to the debt buy back will result in a one-time loss in 2005 of approximately EUR 33 million under IFRS; this will lead to lower future interest charges.

Short-term debt decreased by 63% to EUR 162 million at year-end 2004 compared to EUR 440 million at year-end 2003.
Net interest expense fell to EUR 130 million in 2004 versus EUR 139 million in 2003, as a result of the depreciation of the US dollar against the euro and the debt reduction throughout the year. Returns generated in the last month of the year on the proceeds of the sale of World Directories (EUR 3 million) are reported under "Other financial gains and losses", because these proceeds were invested in AAA rated Money Market Funds.

VNU's interest coverage ratio EBITDA/net interest – thus defined in several of VNU's loan documents – amounted to 6.6 in 2004, well within our current target range of 6.0 to 8.0. This ratio is higher than the 2003 ratio of 5.7 and well above the minimum ratio of 3.0 that has been agreed with our lenders. VNU has not committed to any other material covenants.



Press release

Shareholders' equity – before appropriation of net earnings – decreased to EUR 3,957 million at year-end 2004 compared to EUR 4,066 million at year-end 2003, mainly due to the depreciation of the US dollar. The net debt to equity ratio decreased to 0.16 in 2004 from 0.73 in 2003.

In 2004, our effective tax rate was 21%, against 27% in 2003. The effective tax rate is calculated as income taxes expressed as a percentage of earnings before income taxes, adjusted for non tax-deductible goodwill amortization and impairment charges. The decrease in the effective tax rate is mainly due to the release of some provisions for tax exposures, partly compensated by the adjustment of a valuation allowance regarding the tax utilization of interest expenses in the US.
In 2004 VNU has changed the accounting treatment of deferred tax assets.
As mentioned in the half yearly press release, if deferred tax assets of group companies are recorded which were previously, at the acquisition date, not recorded as assets, the corresponding credit is recorded in the statement of earnings.
Furthermore, a corresponding goodwill amortization charge and a credit to the amount of goodwill in the balance sheet will be recorded.
This follows the revised accounting standards generally accepted in the Netherlands.

Forward-Looking Statements

This document contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall" and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected.
Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Further information

- On March 9, 2005, at 10:00 a.m. (CET) the combined analyst, investor and media meeting will be webcast live on VNU's corporate website *www.vnu.com*
- On March 9, 2005, at 4:00 p.m. (CET) a conference call will be organized. This conference call will be available on VNU's Corporate website *www.vnu.com*
  For more information, please contact Mark Walter of Taylor Rafferty Associates, on +44 (0) 207 614 2900 or Laura Martin on +1 212 889 4350.
  On March 29, 2005, the VNU 2004 Annual Report will be published in printed form and on the VNU corporate website *www.vnu.com*



CONSOLIDATED BALANCE SHEET BEFORE PROFIT APPROPRIATION

Amounts x EUR 1,000	2004	2003
Fixed assets		
Intangible assets	4,742,563	7,116,473
Property, plant and equipment	493,260	504,000
Long-term financial assets	283,063	428,652
	5,518,886	8,049,125
Current assets		
Inventories	9,114	12,081
Accounts receivable and other current assets	684,694	959,785
Cash and cash equivalents	2,165,793	489,600
	2,859,601	1,461,466
Current liabilities	1,141,522	1,647,875
Working capital	1,718,079	(186,409)
Capital to be financed	7,236,965	7,862,716
Non-current liabilities		
Debenture loans and private placements	2,508,092	2,825,536
Other long-term liabilities	82,082	96,082
	2,590,174	2,921,618
Subordinated loans	136,134	181,512
Provision for liabilities and charges	472,367	611,490
Minority interests	80,879	81,893
Shareholders' equity		
Capital stock	53,396	52,709
Additional paid-in capital	2,333,504	2,334,368
Retained earnings	1,407,688	1,549,174
Unappropriated net earnings	162,823	129,952
	3,957,411	4,066,203
Financing capital	7,236,965	7,862,716



CONSOLIDATED STATEMENT OF EARNINGS

Amounts x EUR 1,000

	2004	in %	2003	in %
Net operating revenues	3,779,824	100.0	3,899,364	100.5
Other revenues and book gains (losses)	896	-	(17,598)	(0.5)
Total revenues	3,780,720	100.0	3,881,766	100.0
Personnel costs *	1,846,628	48.9	1,883,163	48.5
Raw materials and purchased services *	760,172	20.1	812,573	20.9
Other operating expenses *	340,956	9.0	390,324	10.1
Depreciation of property, plant and equipment	144,685	3.8	152,838	3.9
Total operating costs and expenses	3,092,441	81.8	3,238,898	83.4
Operating income before goodwill amortization and impairment charges	688,279	18.2	642,868	16.6
Goodwill amortization	(245,447)		(219,861)	
Goodwill impairment charges	(42,031)		(35,396)	
Operating income after goodwill amortization and impairment charges	400,801		387,611	
Interest income	14,714		15,292	
Interest expense	(144,724)		(154,314)	
Other financial gains and losses	7,207		808	
Results from financial income and expense	(122,803)		(138,214)	
Earnings before income taxes	277,998		249,397	
Income taxes	(104,840)		(112,190)	
Net earnings of associates	2,346		7,094	
Minority interests	(12,681)		(14,349)	
Net earnings	162,823		129,952	

* The presentation of these items have been adjusted for 2003 to be in line with 2004.



Per common share Amounts x EUR 1	2004	diluted 2004	2003	diluted 2003
Earnings before goodwill amortization and impairment charges (cash earnings)	1.78	1.78	1.51	1.51
Net earnings	0.62	0.62	0.50	0.50



CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts x EUR 1,000

		2004			2003	
Operating income of subsidiaries after goodwill amortization and impairment charges		400,801			387,611	
Adjustments for:						
Book (gains) and losses, included in operating income		(896)			17,598	
Depreciation of property, plant and equipment		144,685			152,838	
Goodwill amortization and impairment charges		287,479			255,257	
Change in provisions and other long-term liabilities		(19,679)			70,090	
Change in accounts receivable and other current assets	(33,955)			8,442		
Change in inventories	(930)			2,347		
Change in current liabilities	(12,890)			(25,908)		
Change in working capital items		(47,775)			(15,119)	
Cash flows from operations of subsidiaries		764,615			868,275	
Interest received	17,007			21,699		
Dividends received from associates	9,052			7,569		
Interest paid	(167,821)			(144,875)		
Income taxes paid	(119,878)			(101,624)		
		(261,640)			(217,231)	
Cash flows from operating activities			502,975			651,044


vnu

Acquisition of subsidiaries and associates	(82,811)		(103,741)	
Divestiture of subsidiaries and associates	2,049,316		16,996	
Investments in property, plant and equipment	(198,966)		(209,347)	
Proceeds from the sale of property, plant and equipment	5,059		19,645	
Net investments in long-term financial assets	(5,222)		(915)	
Cash flows from investment activities		1,767,376		(277,362)
Proceeds from long- and short-term debt	83,490		414,133	
Repayment of long- and short-term debt	(564,522)		(656,758)	
Dividends paid	(65,815)		(75,032)	
Cash flows from financing activities		(546,847)		(317,657)
Net cash flows		1,723,504		56,025
Foreign currency translation differences and other changes		(47,311)		(90,940)
Changes in cash and cash equivalents		1,676,193		(34,915)
Cash flows from operating activities	502,975		651,044	
Net investments in property, plant and equipment	(193,907)		(189,702)	
Free cash flows		309,068		461,342



FINANCIAL CALENDAR

Date March 9, 2005

In compliance with the Dutch Corporate Governance Code, we herewith include our financial calendar for the first half year 2005, listing upcoming VNU events of interest to analysts and investors.

Roadshows 2005:

March 9	Publication 2004 results Analyst, Investor and Media meeting in Amsterdam
March 10 and 11	Roadshow London
March 14 -16	Roadshow Europe: Frankfurt, Paris, Dublin, Edinburgh
March 29 and 30	Roadshow USA: New York, Boston, San Francisco, Los Angeles

Special events 2005:

May 12	Annual Bond Conference, Barcelona, JPMorgan
May 19	Benelux Conference, London, Cheuvreux

(All dates are provisional.)